Dear Rite Aid Corporation Shareholders:

At the October 30, 2018 annual meeting of shareholders of Rite Aid Corporation (“Rite Aid”) (NYSE:RAD), you will have the opportunity to vote on a proposal asking Rite Aid’s Board of Directors (the “Board”) to report to shareholders on the governance steps it has taken to manage opioid-related business risks.

•	Report on Governance Measures Related to Opioids (Proposal No. 6) is sponsored by the UAW Retiree Medical Benefits Trust

This reform is recommended by the Investors for Opioid Accountability (IOA), a diverse coalition that includes state treasures, comptrollers, asset managers, faith-based investors and public and labor pension funds. The UAW Retiree Medical Benefits Trust is a member of the IOA, which was established in response to concerns about the threats to shareholder value stemming from the opioid crisis.

RITE AID’S OPIOID RELATED RISKS: Rite Aid is the fourth largest retail pharmacy in the U.S. market with almost half of its total revenues attributed to drug prescriptions, according to its most recent 10-K. The Company is facing significant legal scrutiny over its legal obligation to report to federal authorities suspicious spikes in sales of opioids. Rite Aid is a defendant in the Ohio multidistrict opioid litigation1. Additionally, a lawsuit by several municipalities in West Virginia alleging that Rite Aid’s inadequate oversight of its distribution of opioids contributed to the epidemic in that state was moved to federal court in April 2018. The company faces similar lawsuits in Tennessee and South Carolina, according to its most recent annual report.

Rite Aid has also come under fire recently from the Drug Enforcement Administration (“DEA”) for claims of irresponsible dispensing and distribution of controlled substances. In 2017, Rite Aid settled claims, according to an announcement by the DEA, “to resolve allegations that certain Rite Aid pharmacies in Los Angeles dispensed and/or recorded controlled substances using a medical practitioner’s incorrect or invalid DEA registration number.”2

OUR PROPOSAL: Our proposal asks the independent directors of Rite Aid’s Board to disclose in a report provided to investors by October 1, 2019, what governance measures they have taken since 2012 to more effectively monitor and manage financial and reputational risks related to the opioid crisis. Specifically, the report asks for information about (1) Board level responsibility for opioid risk oversight, (2) changes in senior executive compensation, (3) mechanisms for obtaining input from stakeholders, and (4) altered policies or processes regarding company political activities. Similar board reports on opioid-related risks have been issued by Assertio (formerly Depomed), McKesson and Cardinal Health.3

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1 https://www.nytimes.com/2018/02/27/us/politics/justice-department-opioidlawsuit.html

2 https://www.dea.gov/press-releases/2017/03/09/rite-aid-pays-834200-settlement-alleged-controlled-substances-act

3 http://investor.assertiotx.com/static-files/792208af-f568-4611-8940-8f894644dca5; https://www.mckesson.com/about-mckesson/newsroom/press-releases/2018/mckesson-board-releases-findings-and-recommendations-of-independent-investigation/, https://www.cardinalhealth.com/en/about-us/corporate-citizenship/ethics-and-governance/board-engagement-and-governance.html

Rite Aid’s Board documents and website have minimal to no discussion about its oversight of opioids risks and it appears that none of the board committees are assigned specific responsibility for overseeing compliance matters such as reporting to the DEA. Compensation disclosure by the Company references individual performance for long term equity awards for named executive officers, but it is not clear if opioid risk related factors, such as ethical conduct, are included as part of the performance assessment. Information about political activities related to opioid issues is also lacking despite mention by 60 Minutes and the Washington Post of Rite Aid’s $2.8 million expenditure on legislation reportedly designed to weaken DEA opioid enforcement.4

We urge you to VOTE FOR A REPORT ON GOVERNANCE MEASURES RELATD TO OPIOIDS (PROPOSAL NO. 6)

Thank you for your support.

Meredith Miller

Chief Corporate Governance Officer

UAW Retiree Medical Benefits Trust

THIS IS NOT A PROXY SOLICITATION AND NO PROXY CARDS WILL BE ACCEPTED

Please execute and return your proxy card according to Rite Aid’s instructions.

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4 https://www.forbes.com/sites/legalnewsline/2018/06/07/lets-blame-the-criminals-pharmacies-facing-opuoid-litigation-say/#289dd87064b8